FX Energy Inc
3006 Highland Drive 206
Salt Lake City,
Utah  84106
United States of America

6th March 2014

Dear Sirs,

SUMMARY REPORT
EVALUATION OF POLISH GAS ASSETS

RPS Energy (RPS) has completed an independent reserves evaluation of the Zaniemysl, Roszkow, Winna Gora, Sroda-Kromolice, Kromolice South, Grabowka, Lisewo, Komorze and Szymanowice Gas Fields in Poland ('the Properties') currently owned by FX Energy Inc (‘FX’).  We have estimated Proved reserves as at 1 January 2014, based on data and information available up to 31 December 2013.

This report is prepared in accordance with the definitions contained in Rule 4-10(a) of Regulation S-X, the general disclosure requirements contained in Regulation S-K, the specific disclosure requirements for the third party report set forth in Items 1202(a)(8)(i-x) of Regulation S-K of the U.S. Securities and Exchange Commission (SEC) and that conforms to the FASB Accounting Standards Codification Topic 932, Extractive Activities – Oil and Gas. The report was prepared for FX to be included as an exhibit in a filing with the SEC.

The work was undertaken by a team of professional petroleum engineers, geoscientists and economists and is based on data supplied by FX Energy.  The properties evaluated in this report constitute 100% of FX’s non-United States reserves. Our approach has been to prepare independent estimates of developed reserves for all producing assets based on the field’s production performance. In fields where potential exists to further develop reserves through additional capital investment, we have reviewed the available data supplied by the Operator and estimated the likely range of incremental reserves that can be recovered.

In estimating reserves we have used standard petroleum engineering techniques, with Proved reserves being calculated using deterministic methods.  These techniques combine geological and production data with detailed information concerning fluid characteristics and reservoir pressure as well as pertinent production software that allows wells to be modelled as closely as possible to reality. We have estimated the degree of uncertainty inherent in the measurements and interpretation of the data and have calculated a range of recoverable reserves.  We have taken the working interest that FX Energy has in the Properties as presented by FX Energy and we have not investigated nor do we make any warranty as to FX Energy's interest in the fields.

Reserves

Proved Gas Reserves attributable to the FX Energy Interest (MMscf)
as of 1 January 2014

		FX Energy Gas Reserves (MMscf)
Field	FX Energy Interest	Developed	Undeveloped
		Proved	Proved

Grabowka	100.0%	292
Zaniemyls	24.5%		793
Roszkow	49.0%	4,789
Sroda-Kromolice	49.0%	12,099
Kromolice South	49.0%	1,551
Winna Gora	49.0%	4,075
Lisewo	49.0%	12,079
Komorze	49.0%	2,385
Szymanowice	49.0%	3,947

Total		41,219	793

FX ENERGY: POLISH INTEREST
RESERVE CHANGES FROM 1/1/2013 TO 1/1/2014
NET INTEREST

GAS (MMSCF)		Reserves at 1/1/2013	Production	Additions	Revisions	Reserves at 1/1/2014

Zaniemysl	Proved	1,105	91		(221)	793
Sroda-Kromolice	Proved	12,815	1,391		676	12,099
Winna Gora	Proved	5,059	315		(668)	4,075
Roszkow	Proved	6,576	1,598		(188)	4,789
Grabowka	Proved	1,413	99		(1,022)	292
Kromolice South	Proved	1,850	610		311	1,551
Lisewo	Proved	12,991	43		(868)	12,079
Komorze	Proved	2,313	-		72	2,385
Szymanowice	Proved	-	-	3,947	-	3,947

Totals	Proved	44,121	4,147	3,947	(1,909)	42,012

Economic Evaluation

We have calculated the Net Present Value of the Properties based on our estimates of Reserves and on current firm development plans, as follows:

		NPV10 (Million US$)
Field	FX Energy Interest	Proved Developed		Proved Undeveloped
		Gross	Net	Gross	Net
Zaniemyls	24.5%			7.46	1.83
Sroda-Kromolice	49.0%	99.77	48.89
Roszkow	49.0%	50.10	24.55
Winna Gora	49.0%	22.34	10.95
Kromolice South	49.0%	16.27	7.97
Grabowka	100.0%	0.41	0.41
Lisewo	49.0%	88.38	43.31
Komorze	49.0%	14.05	6.88
Szymanowice	49.0%	12.28	6.02

Total		303.60	148.97	7.46	1.83

Economic Assumptions

An economic analysis of the Polish Assets of FX Energy was undertaken based on the following price and royalty assumptions. These data have been supplied by FX Energy in US Dollars and are based on Polish Zloty gas prices and exchange rates, taken as the average of the 1st day of the month values throughout 2013, with benchmark prices adjusted for energy content. The benchmark prices are based on the Company’s contractual percentage, by well, of the Polish low-methane tariff as published by the Energy Regulatory Office.

	Benchmark Gas Price ($/Mscf)	Gas Price $/Mscf
Grabowka		1.61
Komorze	7.17	6.37
Kromolice-1	7.17	6.93
Kromolice-South	7.17	6.93
Lisewo	7.17	6.74
Roszkow	7.92	7.61
Sroda	7.17	7.29
Szymanowice	7.17	5.95
Winna Gora	7.17	6.94
Zaniemyls	5.84	5.77

	Royalty $/Mscf	OPEX MM $ p.a.
Grabowka	n/a	n/a
Komorze	0.043	0.140
Kromolice-1	0.043	0.350
Kromolice-South	0.043	0.350
Lisewo	0.043	0.561
Roszkow	0.043	0.808
Sroda	0.043	0.358
Szymanowice	0.043	0.140
Winna Gora	0.043	0.486
Zaniemyls	0.043	0.602

Qualifications

RPS is an independent consultancy specialising in petroleum reservoir evaluation and economic analysis.  The provision of professional services has been solely on a fee basis.  Mr Gordon Taylor, Director, Subsurface for RPS Energy, has supervised the evaluation. He attended the University of Birmingham and graduated with a Bachelor of Science degree in Geological Sciences in 1978; and a Master of Science degree in Foundation Engineering in 1979.

He is a Chartered Geologist and Chartered Engineer in the UK and an AAPG Certified Petroleum Geologist (No 5932); with in excess of 35 years’ experience in the hydrocarbon exploration and production industry including the conduct of evaluation studies relating to oil and gas fields. No RPS staff involved in this project have, directly or indirectly, received an interest, nor expect to receive an interest, direct or indirect, in FX Energy, or any associate or affiliate of the company.

Other RPS employees involved in this work hold at least a Master’s degree in geology, geophysics, petroleum engineering or a related subject or have at least five years of relevant experience in the practice of geology, geophysics or petroleum engineering.

Basis of Opinion

The evaluation presented in this report reflects our informed judgement based on accepted standards of professional investigation, but is subject to generally recognised uncertainties associated with the interpretation of geological, geophysical and engineering data.  RPS Energy have used all methods and procedures we considered necessary in preparation of the report. The evaluation has been conducted within our understanding of petroleum legislation, taxation and other regulations that currently apply to these interests. RPS Energy is not aware of any regulations that would have an effect on FX’s ability to recover the estimated reserves.  However, RPS Energy is not in a position to attest to the property title, financial interest relationships or encumbrances related to the property.

Yours faithfully,
RPS Energy

[signed by GT 06.03.14]
Gordon R Taylor, CEng, CGeol
Director, Geoscience